                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]  Preliminary Proxy Statement                [ ]  Confidential, for Use of the Commission
                                                     Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[X]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                               IKOS Systems, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing Party:

     (4)  Date Filed:

                                                     Filed by IKOS Systems, Inc.
                        Pursuant to Rule 14a-12 under the Securities Act of 1934
                                             Subject Company: IKOS Systems, Inc.
                                                  Commission File No.: 000-18623

NEWS RELEASE

EDITORIAL CONTACTS:

Craig Cochran                                 Linda Prowse Fosler
Synopsys, Inc.                                IKOS Systems, Inc.
(650)584-4230                                 (408)361-9667
craig@synopsys.com                            linda@ikos.com

INVESTOR CONTACTS:

Steve Shevick                                 Peter Denardo
Synopsys, Inc.                                Demer IR (for IKOS Systems)
(650)584-4880                                 (925)938-2678, ext. 223
shevick@synopsys.com                          pdenardo@demer-ir.com


                     SYNOPSYS AGREES TO ACQUIRE IKOS SYSTEMS

                 VERIFICATION LEADERS AGREE TO MERGER TO PROVIDE
               INDUSTRY'S MOST COMPLETE SOC VERIFICATION SOLUTIONS

MOUNTAIN VIEW, Calif., July 2, 2001 -- Synopsys, Inc. (Nasdaq:SNPS) and IKOS Systems, Inc. (Nasdaq:IKOS) today announced that they have signed a merger agreement providing for the acquisition by Synopsys of all outstanding shares of IKOS. The merger is expected to benefit design teams faced with the challenges of verifying multi-million gate system-on-chip (SoC) designs by providing a full suite of functional verification products integrated with IKOS' high performance hardware-assisted platforms. The purchase price per share, which will range between $6 and $20, will be determined by a formula based on IKOS' financial performance in the 12-month period ending June 2002. Completion of the merger is targeted for August 2002 in order to ensure Synopsys' full compliance with the terms of a five-year non-competition agreement arising from the June 1997 sale of its prior emulation technology. Upon closing of the transaction, each shareholder of IKOS will receive Synopsys common stock.

         "The functional verification problem faced by SoC designers today is growing exponentially," stated Aart de Geus, chairman and CEO of Synopsys. "Our customers are demanding integrated solutions to address verification through every step of the design flow, and they require best-in-class technology in each product area. The combination of Synopsys and IKOS solutions will provide the deepest and broadest portfolio of integrated verification products in the industry."

         With ever-increasing verification requirements, designers must employ both faster tools and smarter verification strategies to meet their goals. Synopsys provides the fastest RTL simulation tools in the market, which are complemented by leading testbench automation, formal verification and coverage analysis tools to provide the fastest and smartest software-based solution in the industry. Adding IKOS' technology-leading hardware-assisted verification platforms, which increase verification speed by orders of magnitude, will provide designers with the most complete solution for verifying very complex systems-on-chip.

         "IKOS has long held a vision of providing a broader offering of verification solutions and of seeing our hardware-assisted platforms become mainstream tools for the verification of large, complex designs. We see great opportunities and benefits for our customers arising from the combination of Synopsys' best-in-class software solutions with IKOS' leading-edge hardware-assisted platforms," stated Ramon Nunez, president and CEO of IKOS. "We have been a member of Synopsys' in-Sync(R) partnership program for many years. We shall continue this historical type of activity during the next year and we are excited about working together to create further state-of-the-art solutions for SoC functional verification after the merger is complete."

STRUCTURE OF THE TRANSACTION

         The target for closing the transaction is August 2002. This date ensures that Synopsys will fully honor its emulation non-competition agreement with Quickturn Design Systems that expires in June 2002. Due to the extended pre-closing period, the companies have agreed that the final per-share purchase price will be determined by IKOS' revenue, change in backlog, and profit before tax for the 12-month measurement period ending June 30, 2002, and ranges from $6 to $20.

         After the close of the measurement period, IKOS' auditors, subject to review by Synopsys and its auditors, will calculate revenue plus change in backlog and profit before tax

(PBT), and the price per share will be calculated using both metrics. The final price per share will be the lower of the two, except where the price determined by revenue alone (i.e., without the change in backlog) is higher than the price determined by PBT, in which case the final price will be determined by revenue plus change in backlog, if it produces a higher price. The following table summarizes the price per share at different levels of revenue plus the change in backlog, and at different levels of profit before tax.

                        REVENUE PLUS CHANGE             PROFIT (LOSS)
    PRICE PER SHARE          BACKLOG*                    BEFORE TAX*
----------------------------------------------------------------------------
                    (equal to or                   (equal to or
         $20.00     greater than) $100 million     greater than) $18 million
----------------------------------------------------------------------------
         $18.00                    $90 million                   $14 million
-----------------------------------------------------------------------------
         $15.00                    $80 million                    $8 million
----------------------------------------------------------------------------
         $12.00                    $70 million                        $0
----------------------------------------------------------------------------
         $9.00                     $60 million                   ($5 million)
----------------------------------------------------------------------------
         $6.00                     $50 million                  ($10 million)
----------------------------------------------------------------------------

     *If revenue plus the change in backlog or PBT falls between any of the points in the table, the price will be calculated using linear interpolation.

A full explanation of the pricing structure of the merger will be filed in a Registration Statement on Form S-4 with the Securities and Exchange Commission, and qualifies the preceding table.

         Upon closing of the merger, IKOS stockholders will receive shares of Synopsys common stock, with the ratio determined by dividing the purchase price per share by the average closing price of Synopsys stock during the ten trading-day period ending on the fifth trading day prior to the closing date. IKOS stock options will be assumed by Synopsys at the same exchange ratio. The transaction is expected to be tax free to holders of IKOS stock. The merger will be accounted for as a purchase transaction.

         The merger is subject to certain conditions, including IKOS achieving revenue of at least $50 million and losses before tax not exceeding $10 million during the measurement period, expiration or termination of the Synopsys emulation non-compete provision, IKOS stockholder approval, retention of certain employees, compliance with regulatory requirements and customary closing conditions.

CONFERENCE CALL OPEN TO INVESTORS

         Synopsys and IKOS will hold a conference call for financial analysts and investors today at 2:30 p.m., Pacific Time. The conference call is accessible by calling 1-877-209-9921 (or +1-612-332-1213 for international callers). A live webcast of the call will also be available from http://www.StreetFusion.com or through a link on Synopsys' web site at http://www.synopsys.com/corporate/invest/invest.html. A recording of the call will be available beginning at 6:00 p.m. today and ending at 11:45 p.m. on July 13, 2001, and is accessible by calling 1-800-475-6701 (or +1-320-365-3844 for international callers), access code 593964. A webcast replay will also be available from http://www.StreetFusion.com or through a link on Synopsys' web site at http://www.synopsys.com/corporate/invest/invest.html from approximately 4:30 p.m. today and ending at 5:00 p.m. on July 13, 2001.

FORWARD LOOKING STATEMENTS

The second, third and fourth paragraphs of this press release contain forward-looking statements under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. These statements are based on Synopsys' and IKOS' current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include the successful closing of the acquisition; changes in both companies' businesses during the period between now and the target closing date; litigation relating to the transaction or the businesses; the successful integration of IKOS into Synopsys' business subsequent to the closing of the acquisition; timely development, production and acceptance of products and services contemplated by the merged company after completion of the proposed acquisition; increasing competition in the market for verification hardware or software; the ability to retain key management and technical personnel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Synopsys' report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on June 15, 2001 (pp. 20-23), IKOS' report on Form 10-Q filed with the

SEC on May 14, 2001 (pp. 10-14) and such other risks as may be detailed from time to time in each company's periodic reports filed with the SEC.

ABOUT IKOS

         IKOS Systems, Inc. (Nasdaq:IKOS) is a technology leader in high-performance design verification solutions including hardware and software simulation for language-based design, logic emulation for system integration and compatibility verification, and verification services. The company's mission is to develop and deliver high performance solutions that enable its customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, UK, France, Germany, The Netherlands, Japan and India, and a distribution network throughout Asia-Pacific and Israel. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, 408/284-0400. For more information, visit http://www.ikos.com.

ABOUT SYNOPSYS

         Synopsys, Inc. (Nasdaq:SNPS), headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems, and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

                                      # # #

Synopsys and in-Sync are registered trademarks and VCS is a trademark of Synopsys, Inc. IKOS is a registered trademark of IKOS Systems, Inc. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.

Additional Information: In connection with the proposed merger, Synopsys, Inc. plans to file a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS plans to file a Proxy Statement, each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). Thereafter, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.

                         [IKOS SYSTEMS, INC. LETTERHEAD]


                                                                    NEWS RELEASE


Editorial Contact:

Company
Joseph Rockom
Chief Financial Officer
(408) 284-8514


FOR IMMEDIATE RELEASE

                          IKOS SYSTEMS REVISES OUTLOOK
                            FOR THIRD FISCAL QUARTER

SAN JOSE, Calif., July 2, 2001--IKOS Systems, Inc. (Nasdaq:IKOS), a leading provider of high-performance, hardware-assisted design verification solutions, today announced that it has revised its outlook for revenues and earnings for the third quarter ending June 30, 2001 because of customer delays in placing orders and shipping deferments due to economic uncertainties.

For the third fiscal quarter, the company anticipates revenues of approximately $11 million and a net loss of approximately $4.5 million to $5 million, or a diluted loss per share of approximately $0.45 - $0.50. The anticipated loss includes about $1 million in merger transaction costs (see following). This compares with revenues of $18.4 million and diluted earnings per share of $0.23 for the third quarter of fiscal 2000, and revenues of $17.4 million and $0.03 per diluted share for the previous quarter.

In a separate news release issued today, IKOS and Synopsys, Inc. (Nasdaq:SNPS) jointly announced that the boards of directors of both companies have unanimously approved for Synopsys to purchase all outstanding shares of IKOS in a tax-free stock-for-stock transaction.

IKOS and Synopsys plan to conduct a joint management teleconference today at 5:30 p.m. ET / 2:30 p.m. PT. All investors can access this call at 1-877-209-9921, or +1-612-332-1213 for international callers, code #593964. The teleconference will be webcast live and archived from approximately 4:30 p.m. PT today through July 13, 2001 at http://www.ikos.com,http://www.synopsys.com and http://www.streetfusion.com. In addition, a telephone replay will be available from approximately 6:00 p.m. PT today through July 13, 2001 at 1-800-475-6701, or +1-320-365-3844 for international callers, code #593964.

"Our business continues to be negatively impacted by the economy," said Ramon Nunez, president and chief executive officer of IKOS Systems. "We believe that our newest product, the VStation 15M, is the pre-eminent emulator on the market based on gate capacity, reliability, ease of use, and price/performance. We have been shipping this product since December of last year, and our customers are clearly very excited about our leading-edge technology. Unfortunately, many customers are struggling with budgetary issues driven by worldwide economic conditions. As a result, a number of our customers are delaying new development projects and therefore the capital EDA expenditures to support them."

Nunez continued, "We expect that these customer and economic issues will continue to limit our visibility and impact our results for the fourth fiscal quarter. However, we also believe that as soon as the economy begins to recover, our customers' budgets will become less restricted, leading to a recovery in our business and a return to higher growth rates for the overall EDA sector. In the meantime, with the cost controls that we've recently implemented -- as well as a strong balance sheet to fund new product research and development for industry-leading products such as the VStation 15M -- we are well-positioned for an upturn and to continue our market share growth."

IKOS cautions that its anticipated results are preliminary, based on the best information currently available, and subject to the closing of its books and customary quarterly accounting procedures. The company plans to report its final results for the third fiscal quarter after the close of market on July 18, 2001 and provide a more detailed business outlook at that time.

ABOUT IKOS

IKOS Systems, Inc. (Nasdaq: IKOS) is a technology leader in high-performance design verification solutions including hardware and software simulation for language-based design, logic emulation for system integration and compatibility verification, and verification services. The company's mission is to develop and deliver high-performance solutions that enable our customers to verify the functional correctness of their complex electronic system design. IKOS has direct sales operations in North America, the U.K., France, Germany, The Netherlands, Japan, and India, and a distribution network throughout Asia-Pacific and Israel. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, (408) 284-0400. For more information, visit http://www.ikos.com.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, current economic conditions, continued acceptance and development of the company's existing and new products, increased levels of competition for the company, new products and technological changes, the company's dependence upon third-party suppliers, intellectual property rights, achievement of cost controls, consummation of the company's proposed merger with Synopsys and other risks detailed from time-to-time in the company's periodic reports filed with the Securities and Exchange Commission.

Additional Information: In connection with the proposed merger, Synopsys, Inc. plans to file a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS plans to file a proxy statement, each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). Thereafter, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and securities holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and securities holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy

Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the website maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.

                                      #####